

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 147 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



05008043

April 26, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Change in the Chairmanship of the Board of Directors

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at Meeting No. 4/2548/234 held on April 22, 2005, passed a resolution for a change in the Chairmanship of the Board of Directors as follows:

1. Acknowledge the resignation of Mr. Manu Leopairote from the Chairmanship of the Board of Directors. However, Mr. Manu Leopairote will still serve as a member of the Board of Directors.

2. Elect Mr. Cherdpong Siriwit as the Chairman of the Board of Directors.

The resolution will become effective on May 1, 2005.

PTTEP would like to announce the list of the Board of Directors as of May 1, 2005 as follows:

1. Mr. Cherdpong	Siriwit	Chairman
2. Mr. Pala	Sookawesh	Director
3. Mr. Nopadon	Mantajit	Independent Director, and Chairman of the Audit Committee
4. Mr. Wisudhi	Srisuphan	Director
5. Mr. Anucha	Sihanatkathakul	Independent Director, Member of the Remuneration Committee, the Nominating Committee and the Cash Management Committee
6. Mr. Charnchai	Musignisarkorn	Independent Director, Member of the Audit Committee and the Corporate Governance Committee

-2- / 7. Mr. Manu....

มีประสิทธิภาพ โปร่งใส ก้าวไกล มั่นคง ปตท.สผ. รณรงค์ส่งเสริม "บรรษัทภิบาล"
Effectiveness and Transparency drive our Growth and Stability - At PTTEP we commit to strong "Corporate Governance"



7. Mr. Manu	Leopairote	Independent Director
8. General Lertrat	Ratanavanich	Independent Director and Member of the Corporate Governance Committee
9. Mr. Pichai	Chunhavajira	Director, Chairman of the Cash Management Committee
10. Mr. Chulasingh	Vasantasingh	Independent Director and Chairman of the Nominating Committee
11. Mr. Prasit	Kovilaikool	Independent Director, Member of the Audit Committee and Chairman of the Remuneration Committee
12 Mr. Vudhibhandhu	Vichairatana	Independent Director, and Chairman of the Corporate Governance Committee
13. Mr. Chitrapongse	Kwangsukstith	Director
14. Mr. Prasert	Bunsumpun	Director, Member of the Remuneration Committee and the Nominating Committee
15. Mr. Maroot	Mrigadat	Director and Secretary to the Board of Directors, and Member of the Cash Management Committee

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 148 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 26, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2005

Attachment:
1. 2005 Unreviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of March 31, 2005 and 2004, including English translations
2. Management's Discussion and Analysis for the first quarter 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its unreviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the first quarter 2005 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the first quarter 2005, the Company and its subsidiaries' total revenues were Baht 13,528 million, an increase of Baht 2,870 million or 27% when compared with Baht 10,658 million in the first quarter 2004. Total expenses were Baht 5,712 million, an increase of Baht 922 million or 19% when compared with Baht 4,790 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 4,254 million or earnings per share of Baht 6.51 compared with net income of Baht 3,378 million or earnings per share of Baht 5.18 in the first quarter 2004.

The Company and its subsidiaries' total consolidated assets, as of March 31, 2005 were Baht 118,505 million, total liabilities were Baht 57,192 million, and total shareholders' equities were Baht 61,313 million.

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com

2. Management's Discussion and Analysis for the first quarter 2005

1. PTTEP Performance

Thailand's economy in the first quarter of 2005 continued to demonstrate growth. This has led to increased demands for power and natural gas, at the rates of 7.0 % and 15.7 % respectively, when compared with the first quarter of 2004. Regarding petroleum sales, PTTEP's sales volume averaged 142,685 barrels of oil equivalent per day in the first three months of 2005, which was slightly lower than the 2005 sales volume target of 144,000 barrels of oil equivalent per day. This was due to the postponement of the scheduled oil production in the Nang Nuan project. Start up of oil production in the Nang Nuan project is planned in the second quarter of 2005, with an initial production volume of approximately 5,000 barrels per day.

Factors that may influence PTTEP business in 2005 are first, the continuous upward trend of oil prices and second, the degree of severity of the Southern border crisis. These factors have a direct impact on the Thai economy. Other factors, such as the downturn of the global economy, resulting from the continuous US current account and treasury deficits, an increase in inflation and interest rates in all global regions, and global terrorism, are still being closely monitored in order to ensure that PTTEP is prepared for appropriate action.

Regarding PTTEP business performance in the first quarter of 2005, notable aspects are summarized here.

PTTEP and PTT Public Company Limited (PTT) established the Energy Complex Company Limited, each with shareholdings of 50%, in addition to ensuring fully paid-up registered capital of 1,000,000 Baht. The purpose of the Energy Complex Co., Ltd. is to develop and manage the National Energy Complex Development Project, located behind the head offices of PTTEP and PTT. The complex will provide rental office space for the Ministry of Energy, PTTEP, and other PTT subsidiaries.. Construction is expected to be completed by the end of 2007. The Board of Directors of PTTEP passed resolutions related to the Energy Complex project on January 28, 2005. The first resolution was to increase PTTEP's capital in the Energy Complex Co, Ltd. based on a shareholding ratio of 50% to Baht 399.50 million. The Energy Complex Co, Ltd.'s total paid-up registered capital will be Baht 800 million, consisting of 80 million common shares at 10 Baht each. The second resolution was to jointly provide a loan to the Energy Complex Co, Ltd. of Baht 800 million. This is based on shareholding ratios of 50%, and constitutes a half share of the total loan amount of Baht 1,600 million.

Additionally, reference is made to PTTEP Offshore Investment Company Limited (PTTEPO), a subsidiary of PTTEP, which holds a 34.20% indirect stake in PT Medco Energi Internasional Tbk. (Medco), an Indonesian petroleum exploration and production company, through a 40% stake in New Links Energy Resources Limited (New Links) (New Links holds 85.51% stake in Medco). In line with the Company's current investment strategy, which focuses on direct investment in petroleum assets instead of

-2-/ *investment...*

investment through holding companies, PTTEPO completed the sales of all of its shares in New Links to Encore Int'l Limited (Encore) on February 17, 2005, totalling USD 236.5 million for the shares and warranty claims, equivalent to approximately Baht 9,063 million (at Baht 38.33 per USD). The value of the acquisition in 2001 was USD 226.37 million, equivalent to approximately Baht 9,898 million (at Baht 43.73 per USD). PTTEPO has also received dividends totalling USD 33 million, equivalent to approximately Baht 1,419 million, since the acquisition.

PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTTEP is the operator with a full stake in the Oman 44 project in Oman. PTTEP ME (the seller) signed the Heads of Agreement (HOA) with the Government of the Sultanate of Oman (the buyer) on February 28, 2005. The HOA covers the essence of a Gas Sales Agreement (GSA) for the Shams gas field in the Oman44 project. PTTEP ME plans for gas production start up in the first quarter of 2006 at 50 million cubic feet per day, and condensate at 3,000 barrels per day. This is a major PTTEP achievement in that it is the first time PTTEP will provide a natural gas supply to a Middle Eastern country.

2. Results of Operations - Quarterly Comparison

Earning summary (Unit: Million of Baht except EPS in Baht amounts)	4th Quarter 2004	1st Quarter 2005	1st Quarter 2004
Income from continuing operations			
Exploration and production	4,466	3,882	3,085
Pipelines	712	793	546
The others	(79)	(421)	(253)
Total net income	5,099	4,254	3,378
Diluted earnings per share – from continuing operations	7.78	6.50	5.17
Total Revenues - from Current Operational Results	14,234	13,528	10,658

First Quarter of 2005 compared with Fourth Quarter of 2004

With regard to the results of operations (Unreviewed) in the first quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 4,254 million or Baht 6.50 per share-diluted, a decrease of Baht 845 million when compared with the previous quarter net profit of Baht 5,099 million or Baht 7.78 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in this quarter was 28.74%

In the first quarter of 2005, the total revenues of PTTEP and subsidiaries amounted to Baht 13,528 million, a decrease of Baht 706 million or 5% when compared with Baht 14,234 million for the previous quarter. This decrease was mainly due to (1) a Baht 548 million lower of gain on foreign exchange and (2) a Baht 216 million decrease in sales, resulting from the stronger Baht to Baht 38.84 per USD compared with Baht 40.65 per USD in the previous quarter.

-3-/ This contrasts...

This contrasts with the higher average petroleum price of USD 25.42 per barrel of oil equivalent (BOE) when compared with USD 24.93 per BOE for the previous quarter.

In addition, sales volume in this quarter increased to 142,685 barrels of oil equivalent per day (BOED) when compared with the previous quarter at 138,472 BOED. The increased sales volume derived mainly from the sales volume of natural gas and condensate from the Bongkot, the Yetagun and the Pailin projects.

PTTEP and subsidiaries' interest income increased mainly as a result of increased fixed deposits and Treasury Bills.

PTTEP and subsidiaries had a foreign exchange gain for this quarter amounting to Baht 179 million compared to Baht 727 million in the previous quarter.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,712 million, an increase of Baht 312 million or 6% when compared with Baht 5,400 million for the previous quarter. This increase was the net effect of:

(1) loss on divestment in New Links Energy Resources Limited (New Links), which is shareholder of PT Medco Energi Internasional Tbk. (Medco).
(2) an increase in exploration expenses, mainly due to seismic costs from the L22/43 and the L53/43&L54/43 projects.
(3) a decrease in operating expenses, mainly as a result of maintenance cost, incurred in the previous quarter, for improved operation efficiency for the S1 and the Pailin projects.

PTTEP and subsidiaries had decreased income tax expenses of Baht 158 million due to lower taxable profits.

First Quarter of 2005 compared with First Quarter of 2004

For the results of operations (Unreviewed) in the first quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 4,254 million or Baht 6.50 per share-diluted, an increase of Baht 876 million when compared with Baht 3,378 million, or Baht 5.17 per share-diluted in the same period last year.

In this quarter, total revenues of PTTEP and subsidiaries amounted to Baht 13,528 million, an increase of Baht 2,870 million or 27% when compared with Baht 10,658 million for the same period last year. This increase was mainly due to an increase in sales of Baht 2,540 million or 25%, resulting from an increase in sales volume in this quarter to 142,685 BOED when compared with 129,187 BOED in the same period last year. In addition, the average petroleum sales price increased to USD 25.42 per BOE when compared with USD 21.76 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of natural gas and condensate from the Bongkot, Pailin and Yetagun projects.

-4-/PTTEP...

PTTEP and subsidiaries' interest income increased as a result of increased fixed deposits and Treasury Bills.

PTTEP and subsidiaries had a foreign exchange gain for this quarter amounting to Baht 179 million compared to Baht 105 million for the same period last year.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,712 million, an increase of Baht 922 million or 19% when compared with Baht 4,790 million for the same period last year. This increase was mainly due to:

(1) loss on divestment in New Links, which is shareholder of Medco.
(2) an increase in petroleum royalties due to higher sales revenue.
(3) higher exploration expenses, which were mainly as a result of the seismic costs from the L22/43,the L53/43&L54/43 projects, and an increase in geological and geophysical expenses in the G4/43 and the Algeria 433a&416b project.
(4) an increase in operating expenses, mainly due to higher maintenance costs from the Bongkot and Pailin projects.

PTTEP and subsidiaries had increased income tax expenses of Baht 1,079 million due to higher taxable profits.

3. **Financial position**

As of March 31, 2005, PTTEP and subsidiaries had total assets amounting to Baht 118,505 million, which was Baht 6,560 million higher than at the end of 2004. This increase was mainly due to (1) an increase in cash and cash equivalents by Baht 15,983 million, resulting from a higher net cash flow from operations and cash flow from the sales of all its shares in New Links, which is a shareholder of Medco and (2) a decrease in investments accounted for under the equity method by Baht 9,254 million due to the sales of all its shares in New Links as mentioned.

Most of the current assets of PTTEP and its subsidiaries as of March 31, 2005 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under the Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 57,192 million, which was Baht 2,346 million higher than at the end of 2004, mainly resulting from income tax payable due to higher taxable profits

PTTEP issued 2 million warrants to directors, managements and employees on August 1, 2002, 2 million on August 1, 2003, and 2.8 million on August 1, 2004, with the exercise prices of Baht 111 per share, Baht 117 per share, and Baht 183 per share respectively. As of March 31, 2005, the total numbers of share exercised were 1.37 million share units and the outstanding number of warrants was 5.43 million units.

-5-/On February...

On February 10, 2005, PTTEP registered the change in paid-up capital to Baht 3,266.88 million for the issuance and payment of 653.38 million ordinary shares.

As of March 31, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 9,911 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 5,883 million. Most of this was (1) Baht 8,909 million cash received from the sales of all its shares in New Links, which is shareholder of Medco (2) cash flow amounting to Baht 2,630 million used in oil and gas properties in the Arthit, Bongkot and Pailin projects and paid-up registered capital in the Energy Complex Co., Ltd. amounting to Baht 400 million. PTTEP and its subsidiaries had a net cash flow from financing activities that amounted to Baht 5 million, resulting from the issuance of ordinary shares for the exercise of warrants.

As of March 31, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 39,761 million, an increase in Baht 15,983 million from the end of 2004.

(Unreviewed Quarter 1 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Unreviewed (In thousands) Ending 31 March Quarter 1	
Year	2005	2004
Net profit (loss)	4,254,389	3,378,129
EPS (baht)	6.51	5.18

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature 

(Somkiet Janmaha)

Position Vice President, Geoscience Division

Acting President

Authorized to sign on behalf of the company

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY IMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2005 AND DECEMBER 31, 2004

Unit : Baht

	Consolidated		The Company	
Assets	March 31, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)	March 31, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)
Current Assets				
Cash and cash equivalents	39,761,256,458	23,778,245,260	21,169,611,119	16,529,283,867
Short -term investments	3,295,770,240	5,041,551,262	1,938,688,376	3,676,780,967
Trade receivable - parent company	5,126,283,617	4,385,849,370	3,129,522,854	2,792,598,210
Trade receivables	558,139,227	522,746,779	43,445,951	68,825,055
Inventories	55,984,644	61,429,855	40,936,871	44,717,242
Materials and supplies-net	1,428,665,262	1,289,521,288	848,311,117	828,603,454
Other current assets				
Working capital from co-venturers	201,961,290	204,301,741	9,653,911	3,226,524
Other receivables	244,307,258	267,850,233	201,935,670	134,128,227
Accrued interest receivable	51,321,112	28,370,667	25,902,799	15,967,807
Other current assets	650,384,103	578,807,138	408,163,386	228,711,087
Total Current Assets	**51,374,073,211**	**36,158,673,593**	**27,816,172,054**	**24,322,842,440**
Non-current assets				
Investments accounted for under equity method	2,114,310,967	11,367,651,198	31,981,357,399	30,277,459,111
Long-term loans to related party	-	-	1,768,892,441	1,134,539,566
Property, plant and equipment-net	64,158,288,336	63,527,628,122	34,340,789,365	34,360,462,945
Intangible assets	317,214,937	336,499,253	291,721,216	295,495,228
Deferred income taxes	20,123,306	22,286,532	-	-
Other non-current assets				
Prepaid expenses	406,004,751	417,227,694	-	-
Deferred of bonds issuing expenses	17,878,226	20,272,106	9,266,668	10,225,289
Other non-current assets	97,311,003	94,287,588	10,711,107	10,761,622
Total non-current assets	**67,131,131,526**	**75,785,852,493**	**68,402,738,196**	**66,088,943,761**
Total Assets	**118,505,204,737**	**111,944,526,086**	**96,218,910,250**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2005 AND DECEMBER 31, 2004

Unit : Baht

	Consolidated		The Company	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	(Unaudited/	(Audited)	(Unaudited/	(Audited)
Liabilities and Shareholders' Equity	Unreviewed)		Unreviewed)	
Current Liabilities				
Accounts payables	545,417,456	414,975,504	110,145,455	96,264,427
Working capital to co-venturers	238,772,247	246,551,349	157,613,597	120,629,381
Accrued expenses	3,591,477,202	3,960,797,227	2,211,429,957	2,627,673,051
Accrued interest payable	322,432,278	353,572,155	23,124,544	204,182,041
Income tax payable	12,741,908,939	9,636,811,523	9,629,136,252	7,295,652,482
Other current liabilities	611,620,780	832,564,417	457,860,076	398,905,664
Total Current Liabilities	**18,051,628,902**	**15,445,272,175**	**12,589,309,881**	**10,743,307,046**
Non-current liabilities				
Loan from related company	-	-	49,744,880	118,565,650
Bonds	17,936,162,272	17,915,513,295	10,086,965,546	10,076,953,781
Deferred income taxes	10,068,269,162	10,257,015,755	8,288,058,465	8,518,915,866
Other non-current liabilities				
Deferred income	5,384,764,453	5,531,254,433	-	-
Provision for decommissioning costs	5,241,867,484	5,229,671,609	3,563,667,865	3,553,686,543
Other non-current liabilities	509,238,977	466,855,802	327,890,126	301,414,298
Total non-current liabilities	**39,140,302,348**	**39,400,310,894**	**22,316,326,882**	**22,569,536,138**
Total Liabilities	**57,191,931,250**	**54,845,583,069**	**34,905,636,763**	**33,312,843,184**
Shareholders' Equity				
Share capital				
Registered capital				
664.4 million ordinary shares of Baht 5 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
653.3 million ordinary shares of Baht 5 each	-	3,266,662,000	-	3,266,662,000
653.4 million ordinary shares of Baht 5 each	3,266,881,500	-	3,266,881,500	-
Share premium	11,707,676,800	11,702,886,000	11,707,676,800	11,702,886,000
Currency translation differences	(1,199,621,122)	(1,154,551,974)	(1,199,621,122)	(1,154,551,974)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	30,306,136,309	26,051,746,991	30,306,136,309	26,051,746,991
Total Shareholders' Equity	**61,313,273,487**	**57,098,943,017**	**61,313,273,487**	**57,098,943,017**
Total Liabilities and Shareholders' Equity	**118,505,204,737**	**111,944,526,086**	**96,218,910,250**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Revenues				
Sales	12,678,463,469	10,138,411,525	8,413,669,859	7,051,247,159
Revenue from pipeline transportation	443,926,648	357,955,114	-	-
Other revenues				
Gain on foreign exchange	178,708,446	105,244,042	-	69,201,726
Interest income	173,921,412	41,531,521	120,289,390	48,793,709
Other revenues	22,682,011	15,317,846	7,303,686	5,670,183
Share of profit from investments accounted for under equity method	30,729,287	-	1,349,789,808	947,212,226
Total revenues	**13,528,431,273**	**10,658,460,048**	**9,891,052,743**	**8,122,125,003**
Expenses				
Operating expenses	832,729,283	801,381,870	465,503,658	395,624,500
Exploration expenses	173,868,523	40,036,273	6,112,827	7,215,520
General administrative expenses	544,199,300	535,958,221	304,673,507	361,784,381
Petroleum royalties	1,550,791,412	1,255,355,268	1,058,574,979	887,778,356
Other expenses				
Loss on foreign exchange	-	-	5,457,148	-
Depreciation, depletion and amortization	2,030,412,093	2,046,413,840	1,465,391,099	1,446,938,719
Director's remuneration	2,287,500	1,421,646	2,287,500	1,421,646
Loss from divestment	577,873,705	-	-	-
Share of loss from investments accounted for under equity method	-	109,930,260	-	-
Total expenses	**5,712,161,816**	**4,790,497,378**	**3,308,000,718**	**3,100,763,122**
Income before interest and income taxes	**7,816,269,457**	**5,867,962,670**	**6,583,052,025**	**5,021,361,881**
Interest expenses	323,622,077	331,108,459	176,699,181	180,431,552
Income taxes	3,238,258,062	2,158,725,088	2,151,963,526	1,462,801,206
Net income	**4,254,389,318**	**3,378,129,123**	**4,254,389,318**	**3,378,129,123**
Earnings per share				
Basic earnings per share	6.51	5.18	6.51	5.18
Diluted earnings per share	6.50	5.17	6.50	5.17

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Unit : Baht

	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited/Reviewed							
Balance - as at December 31, 2003	3,261,990,000	11,601,268,000	(1,011,023,545)	332,200,000	12,496,000,000	18,993,699,118	45,674,133,573
Share capital Issued and paid-up	214,000	4,536,800	-	-	-	-	4,750,800
Currency translation differences	-	-	(73,225,869)	-	-	-	(73,225,869)
Net income	-	-	-	-	-	3,378,129,123	3,378,129,123
Balance - as at March 31, 2004	3,262,204,000	11,605,804,800	(1,084,249,414)	332,200,000	12,496,000,000	22,371,828,241	48,983,787,627
Unaudited/Unreviewed							
Balance - as at December 31, 2004	3,266,662,000	11,702,886,000	(1,154,551,974)	332,200,000	16,900,000,000	26,051,746,991	57,098,943,017
Share capital Issued and paid-up	219,500	4,790,800	-	-	-	-	5,010,300
Currency translation differences	-	-	(45,069,148)	-	-	-	(45,069,148)
Net income	-	-	-	-	-	4,254,389,318	4,254,389,318
Balance - as at March 31, 2005	3,266,881,500	11,707,676,800	(1,199,621,122)	332,200,000	16,900,000,000	30,306,136,309	61,313,273,487

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Cash flows from operating activities				
Net Income	4,254,389,318	3,378,129,123	4,254,389,318	3,378,129,123
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	(30,729,287)	109,930,260	(1,349,789,808)	(947,212,226)
Amortization of incentive gas sales	-	50,979,686	-	50,979,686
Depreciation depletion and amortization	2,028,018,213	2,044,019,960	1,464,432,478	1,445,980,098
Amortization of bonds issuing expenses	2,393,880	2,393,880	958,621	958,621
Amortization of prepaid expenses	11,222,943	2,677,840	-	-
Bond Discount	277,212	277,212	-	-
Amortization of exploration costs	948,292	(128,149)	185,393	74,770
Loss on disposal of assets	48,641	2,014,181	59,542	2,014,181
Gain on disposal of material	-	(220,770)	-	(220,770)
Deferred income taxes	(171,967,005)	840,882,912	(230,857,400)	35,149,203
Income recognized from deferred income	(146,935,419)	(15,989,754)	-	-
Unrealized gain on foreign exchange	(203,435,547)	(151,537,271)	(6,280,461)	(100,706,802)
Loss on divestment	577,873,705	-	-	-
	6,322,104,946	**6,263,429,110**	**4,133,097,683**	**3,865,145,884**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	1,775,097,909	(903,920,803)	1,755,345,518	454,923,461
(Increase) decrease in trade receivables	(33,552,549)	(93,105,959)	25,379,104	(12,879,388)
Increase in trade receivable-parent company	(722,051,488)	(821,198,939)	(336,924,644)	(210,863,894)
(Increase) decrease in inventories	5,445,212	(18,596,246)	3,780,370	(10,819,482)
Increase in materials and supplies - net	(139,101,412)	(337,040,224)	(19,707,662)	(1,860,185)
(Increase) decrease in working capital from co-venturers	30,696,762	153,146,146	(5,524,851)	(41,277,651)
(Increase) decrease in other receivables	22,467,688	(55,322,580)	(68,419,898)	(29,150,099)
Increase in accrued interest receivable	(22,657,589)	(8,501,467)	(9,913,343)	(4,496,961)
Increase in other current assets	(71,494,827)	(45,522,079)	(179,364,487)	(72,273,984)
Increase in prepaid expenses	-	(155,937)	-	-
(Increase) decrease in other non-current assets	(3,020,638)	(3,458,557)	50,516	(2,266,963)
(Decrease) increase in accounts payables	128,195,591	(182,648,980)	13,695,449	(26,394,322)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	Consolidated		The Company	
	2005	2004	2005	2004
	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	(20,921,050)	24,419,059	24,766,888	26,411,207
(Decrease) increase in accrued expenses	(379,588,935)	324,196,542	(403,297,014)	(20,556,224)
Decrease in accrued interest payable	(33,163,807)	(31,128,256)	(181,057,497)	(181,527,950)
Increase in income tax payable	3,086,674,513	3,580,391,255	2,333,483,771	1,427,652,003
(Decrease) increase in other current liabilities	(28,227,631)	79,538,840	59,044,371	(737,276)
(Decrease) increase in deferred income	(73,803)	86,263	-	-
Increase in other non-current liabilities	42,383,175	189,031,096	26,702,896	-
(Gain) loss from translation foreign entities' financial statements	(48,024,310)	(49,227,988)	-	1,198,250
	3,589,082,811	**1,800,981,186**	**3,038,039,487**	**1,295,080,542**
Net cash provided by operating activities	**9,911,187,757**	**8,064,410,296**	**7,171,137,170**	**5,160,226,426**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(633,804,359)	481,411,153
Increase in investments accounted for under equity method	(399,500,000)	-	(399,404,697)	(3,679,667,427)
Cash received from divestment	8,909,077,510	-	-	-
Increase in property, plant and equipment	(2,630,440,342)	(10,679,460,468)	(1,428,736,095)	(1,295,427,863)
(Increase) decrease in intangible assets	4,108,393	(38,653,520)	(7,208,047)	(1,573,662)
Net cash provided by (used in) investing activities	**5,883,245,561**	**(10,718,113,988)**	**(2,469,153,198)**	**(4,495,257,799)**
Cash flows from financing activities				
Decrease in loan from related company	-	-	(68,820,771)	-
Cash received from common share issuing	5,010,300	4,750,800	5,010,300	4,750,800
Dividend paid	(89,235)	(139,793)	(89,235)	(139,793)
Net cash provided by (used in) financing activities	**4,921,065**	**4,611,007**	**(63,899,706)**	**4,611,007**
Net increase (decrease) in cash and cash equivalents	15,799,354,383	(2,649,092,685)	4,638,084,266	669,579,634
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	39,577,599,643	16,413,527,792	21,167,368,133	11,352,804,262
Effects of exchange differences	183,656,815	(17,643,868)	2,242,986	(3,035,687)
Cash and cash equivalents at end of the period	**39,761,256,458**	**16,395,883,924**	**21,169,611,119**	**11,349,768,575**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	352,254,571	361,040,812	352,254,468	361,040,812
Income taxes	389,567,110	377,764,723	-	-





No.10/2005

PTTEP's Net Profit Records 4,254 Million Baht for the First Quarter

PTT Exploration and Production Public Company Limited (PTTEP) and its subsidiaries announced unreviewed financial results for the first quarter ended March 31, 2005.

Mr. Maroot Mrigadat (มารุต มฤคทัต), PTTEP President disclosed that PTTEP and its subsidiaries had a net profit of 4,254 million baht. This was an increase of 876 million baht or 6.50 baht per share-diluted or 26% from 3,378 million baht or 5.17 baht per share-diluted in the same quarter of last year.

The total revenues went up to 13,528 million baht from 10,658 million baht in the same quarter of last year, an increase of 27% or 2,870 million baht.

Attributing to the higher income was the sales volume which went up to 142,685 barrels of oil equivalent per day (BOED) or 10%, mainly from natural gas and condensate of Bongkot, Pailin and Yetagun projects, compared with 129,187 BOED from the same quarter of last year. Another factor was the average sales price which was 25.42 USD/BOE compared to 21.76 USD/BOE in the same period last year.

The total expenses of PTTEP and its subsidiaries rose by 922 million baht to 5,712 million baht from the 4,790 million baht incurred in same quarter of last year partly because of the higher petroleum royalties and costs of seismic surveys which raised exploration expenses.

As of March 31, 2005, PTTEP and its subsidiaries had total assets amounting to 118,505 million baht, an increase of 6,560 million baht from the end of last year. The total liabilities stood at 57,192 million baht, an increase of 2,346 million baht from the end of 2004 due to higher income taxes.

April 27, 2005

For more information, please contact
Sidhichai Jayant/Tongchit Wattanametee
External Relations Department
Tel. +66 (02) 537 4592, 537 4587

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
555 อาคารสำนักงาน ปตท.สผ.
ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900